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                 March 26, 2021

       Matthew Stecker
       Chief Executive Officer and Executive Chairman
       EVOLVING SYSTEMS INC
       9800 Pyramid Court, Suite 400
       Englewood, Colorado 80112

                                                        Re: EVOLVING SYSTEMS
INC
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2021
                                                            File No. 333-254728

       Dear Mr. Stecker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology